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404-881-7000    |    Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

December 26, 2017

VIA EDGAR

Mr. Coy Garrison

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3233

Washington, DC 20549

Re:	Starwood Real Estate Income Trust, Inc.

Registration Statement on Form S-11

Filed December 20, 2017

File No. 333-220997

Dear Mr. Garrison,

This letter is in reference to the filing on December 20, 2017 of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-11 (the “Amendment”) by our client, Starwood Real Estate Income Trust, Inc. (the “Company”). In response to the Amendment, counsel for the Company consulted with the staff of the Securities and Exchange Commission (the “Staff”) regarding the Amendment and the Staff informed counsel that a consent of the Company’s independent valuation advisor would not be required for those periods where the independent valuation advisor confirms via a negative assurance letter the reasonableness of the valuations prepared by the Company’s advisor. The Staff requested that the Company provide supplemental confirmation to the Staff whether the Company would receive the independent valuation advisor’s confirmation of reasonableness via a negative assurance letter and to undertake to revise the disclosure in the Company’s 424(b)(2) final prospectus to include references to the negative assurance letter. The Company hereby confirms that it will receive a confirmation of reasonableness via a negative assurance letter from its independent valuation advisor for those months that are not a quarter-end and will revise the disclosure in its 424(b)(3) final prospectus to reflect this. As a result, it is the Company’s understanding based on counsel’s conversations with the Staff that the Company will not be required to file a consent of the independent valuation advisor for the Company’s net asset value calculations for months that are not a quarter-end where the Company receives the confirmation of reasonableness via a negative assurance letter.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc: Ellis Rinaldi, Starwood Capital Group, Inc.

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